November 23, 2011	VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rule 17g-1 Fidelity Bond Filing for the following investment companies (each, a “fund”):
Lazard Alternative Strategies Fund, L.L.C. (File No. 811-10415)
Lazard Global Total Return and Income Fund, Inc. (File Nos. 811-21511; 333-112768)
Lazard Multi-Strategy 1099 Fund (File Nos. 811-22590; 333-175797)
Lazard Retirement Series, Inc. (File Nos. 811-8071; 333-22309)
Lazard World Dividend & Income Fund, Inc. (File Nos. 811-21751; 333-124045)
The Lazard Funds, Inc. (File Nos. 811-6312; 33-40682)

Ladies and Gentlemen:

Enclosed for filing, pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), please find the following information with respect to the above-captioned funds. Please note the following for the Securities and Exchange Commission’s records:

          1. A copy of a joint Investment Company Bond issued by Federal Insurance Company (the “Bond”), which lists the funds as insureds, is enclosed under Exhibit 99-1.

          2. A certificate of the funds’ Assistant Secretary in which she attests to the authenticity and accuracy of resolutions adopted by the members of each fund’s Board of Directors/Managers/Trustees (including those members who are not “interested persons,” as defined in the 1940 Act, of the fund) which authorize the purchase of a joint bond in a form and in an amount which is consistent with Rule 17g-1 under the 1940 Act, is enclosed under Exhibit 99-2.

          3. The Bond premium has been paid for the coverage period from October 30, 2011 to October 30, 2012, and the Bond is written for a $8,750,000 limit of liability. Had each fund not been named as an insured under the Bond, each of the funds would have provided and maintained a separate bond in an amount at least equal to the amount listed in Schedule A, attached hereto.

          4. A copy of the agreement among the funds entered into pursuant to paragraph (f) of Rule 17g-1 is enclosed under Exhibit 99-3.

Very truly yours,

/s/ Tamar Goldstein
Tamar Goldstein

Schedule A

Fund	Single Insured Bond Coverage

Lazard Alternative Strategies Fund, L.L.C.	$525,000

Lazard Global Total Return and Income Fund, Inc.	$600,000

Lazard Multi-Strategy 1099 Fund	$50,000

Lazard World Dividend & Income Fund, Inc.	$525,000

Lazard Retirement Series, Inc.	$1,500,000

The Lazard Funds, Inc.	$2,500,000